

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 22, 2014

Via E-mail
Mr. Paritosh K. Choksi
Executive Vice President, Chief Financial Officer and Chief Operating Officer
ATEL Capital Equipment Fund IX, LLC
The Transamerica Pyramid
600 Montgomery Street, 9th Floor
San Francisco, CA 94111

   Re: ATEL Capital Equipment Fund IX, LLC
   Form 10-K
   Filed March 17, 2014
   File No. 0-50210

Dear Mr. Choksi:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Management's Discussion and Analysis, page 8

Critical Accounting Policies and Estimates, page 11

1. We note your discussion of the determination of residual values. Please revise future filings to disclose how often management reviews such values, how you determine when the values need to be adjusted, and whether there have been any instances of material revisions in these residual values in the periods presented. Refer to ASC 840-30-35-25.

6. Investment in equipment and leases, net, page 30

2. Please address the following in regard to your accounting for leased equipment:
    - Please revise future filings to provide the useful lives for each major group of leased equipment, similar to those groups as categorized on page 3. Disclose how often management reviews these useful lives; and
    - You disclose that depreciation is recognized over the terms of the related leases and off-lease equipment is generally not subject to depreciation. Please help us understand what consideration you gave to ASC 840-20-35-3 in determining the appropriate period over which to depreciate these assets. Please also tell us how you determined that off-lease equipment should not be depreciated. Please tell us the amount of off-lease equipment you had as of December 31, 2012, December 31, 2013, and June 30, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Nudrat Salik at (202) 551-3692, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief